
May 2, 2013

Via E-mail
Gregory D. Puff, Esq.
Akin Gump Strauss Hauer & Feld LLP
Unit 05-07, 36th Floor, Edinburgh Tower, The Landmark
15 Queen's Road Central
Hong Kong

> **Re: LJ International Inc.**
> **Schedule 13E-3**
> **Filed on April 3, 2013**
> **File No. 005-82477**

Dear Mr. Puff:

We have reviewed the filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

Schedule 13E-3

1.   We note the statement that "[n]o Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person." This statement is inconsistent with the disclosures in the filing, including the signature pages and operates as an implied disclaimer of responsibility for the filing. Please revise.

Preliminary Proxy Material

Tender offer, page 10

2.   We note the disclosure here and on page 75 regarding the commencement of a tender offer and that Parent may cause Merger Sub to commence a cash tender offer to purchase

any and all outstanding shares of the Company not later than 30 business days after the date of the March 22, 2013 merger agreement. Please advise us of the status of the tender offer. In addition refer to Exchange Act Rule 14e-5 and Questions I.A.1 and I.A.2 of the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, July 2001. It would appear that such disclosure constitutes a public announcement for purposes of Rule 14e-5. Please advise how the merger transaction is not a prohibited purchase or arrangement to purchase.

Additional Purchases of Company Shares…, page 10

3.   We note the disclosure under this caption and on page 76. Given the public announcement of the tender offer as described in the preceding comment, please advise how Parent's purchase of additional shares of the Company through block trading or privately negotiated transactions is consistent with the prohibitions of Rule 14e-5.

4.   In addition, please advise us how such purchases will be conducted in compliance with the requirements of Rule 13e-3, including Rule 13e-3(d) and (f) and General Instructions D.4 and 5 of Schedule 13E-3.

Termination of the Merger Agreement, page 10

5.   Please disclose whether any circumstances exist that would obligate Parent or its affiliates to pay a termination fee to the Company.

Background of the Merger, page 19

6.   Please reconcile the disclosure in the second paragraph on page 21 with disclosure in the last paragraph on page 36 with respect to the years of financial projections provided to Houlihan Lokey. Did the Company provide projections through the year ending December 31, 2020 or 2018?

7.   Refer to the preceding comment. Financial projections prepared by or on behalf of the Company that are materially related to the going-private transaction and provided to the Company's financial advisor must be disclosed to shareholders regardless of whether the Company indicated such projections should not be relied upon or whether the financial advisor chose not to rely upon such figures in its financial analysis. The Staff would not object to disclosure that contains qualifications regarding such projections, such as the fact that such projections were not fully reviewed by management.

8.   Disclosure in the second to last paragraph on page 22 indicates that Houlihan Lokey discussed with the Company's management "the Company's financial and operational conditions, competition in the industry, strategic plans for Company's business, and views on the risks and uncertainties regarding the Company's prospects." Disclosure on page 25 indicates that on March 17, 2013, Houlihan Lokey "updated the special

committee on the status of their financial due diligence and discussed the transaction proposed by the Buyer Group." If Houlihan Lokey made a presentation at this meeting, please file the summary of such presentation, if any. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as exhibits to the Schedule 13E-3. In addition, each presentation, discussion, or report prepared by Houlihan Lokey, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. See Items 1015 and 1016(c) of Regulation M-A.

Reasons for the Merger…, page 26

9.   We note the disclosure regarding the Board's consideration of current "and historical market prices" of the Company's shares, yet the apparent reference to "historical market prices" is to the 60-trading day volume weighted average price on the last trading day prior to the Company's announcement that it had received the going-private proposal. Please advise whether the Board considered market prices more historical in nature.

Position of the Buyer Group…, page 33

10.   The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Note that to the extent the Buyer Group's discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, it must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. We note for example that the discussion of the factors considered by the Buyer Group does not appear to address the factors described in clause (viii) of Instruction 2 to Item 1014 or Items 1014(c) and (d) or explain in detail why such factors were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and (d) were not considered, please explain why the Buyer Group believes the proposed merger is procedurally fair in the absence of such safeguards.

Certain Financial Projections, page 36

11.   Please disclose the key business and economic assumptions underlying the projections.

Opinion of the Special Committee's Financial Advisor, page 38

12.   Refer to the disclosure in the first paragraph on page 41 indicating that "Houlihan Lokey's opinion is furnished for the use of the special committee (solely in its capacity as such) in connection with its evaluation of the merger and may not be used for any other purpose without Houlihan Lokey's prior written consent." Please also refer to similar

language contained in Houlihan Lokey's opinion. It is not appropriate for the financial advisor to disclaim liability. Please disclose in the proxy statement, if true, that Houlihan Lokey has consented to use of their materials in the proxy statement.

Selected Companies Analysis, page 43

13.   We note that Houlihan Lokey performed a Selected Companies Analysis. Please amend the disclosure to describe the methodology and criteria used in selecting these companies. Also, indicate whether the criteria were consistently applied and, if any company was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

Discounted Cash Flow Analysis, page 44

14.   Please revise this paragraph to indicate how Houlihan Lokey arrived at the perpetuity growth rates and discount rates used in the Discounted Cash Flow Analysis. Also, disclose the industry average for these figures, if available.

15.   Disclosure in the last paragraph of this section indicates that "Houlihan Lokey and certain of its affiliates and certain of its and their respective employees may have committed to invest in private equity or other investment funds managed or advised by participants in the merger of certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with the Company, other participants in the merger or certain of their respective affiliates, and may do so in the future." Please supplement this disclosure to describe the specific funds and portfolio companies referenced.

16.   Other than the relationships referenced in the preceding comment, please advise us in your response letter whether there have existed any past material relationships between Houlihan Lokey on the one hand, and the Company on the other in the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

Financial Information, page 84

17.   Please provide the ratio of earnings to fixed charges for the periods require by Item 1010(a)(3) of Regulation M-A. Refer to Item 13 of Schedule 13E-3 and Item 1010(c)(4) of Regulation M-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions